UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 4)

MIDAS, INC.

(Name of Subject Company (Issuer))

GEARSHIFT MERGER CORP.

a wholly owned subsidiary of

TBC CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Brian Maciak VP & General Counsel, TBC Retail Group TBC Corporation 4300 TBC Way Palm Beach Gardens, FL 33410 (561) 383-3000 ext. 2608

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Alan J. Neuwirth, Esq. Bradley K. Edmister, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 (212) 309-6110

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,019,707	$19,713.46

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $11.50, the per share tender offer price, multiplied by the sum of 14,408,542, the number of shares of common stock issued and outstanding (including 752,479 shares of restricted stock), plus (b) an amount equal to 1,681,511, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $11.50, plus an amount equal to 41,273, the number of shares of common stock that were reserved for issuance pursuant to a warrant agreement, multiplied by $11.50. The foregoing share figures have been provided by the issuer to the offerors and are as of close of business on March 9, 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,713.46	Filing Party:	Gearshift Merger Corp. and TBC Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements Items 11 and 12 in the Tender Offer Statement on Schedule TO originally filed on March 28, 2012 with the Securities and Exchange Commission by Gearshift Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of TBC Corporation, a Delaware corporation (“Parent”) as amended by Amendment No. 1 filed on April 2, 2012, Amendment No. 2 filed on April 6, 2012 and Amendment No. 3 filed on April 11, 2012 (as so amended, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser and Parent to purchase all of Midas, Inc.’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated March 28, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information in the Offer to Purchase under the caption “THE TENDER OFFER – 17. Certain Legal Matters; Regulatory Approvals – Litigation” is hereby amended and supplemented by adding the following paragraphs as the final paragraphs of such section:

“On April 11, 2012, Jacob M. Scheiner IRA, alleging itself to be a stockholder of Midas, filed a purported stockholder class action complaint in the United States District Court for the Northern District of Illinois, Eastern Division (the “Scheiner Complaint”) against all members of the Midas Board, Midas, Parent, Purchaser and J.P. Morgan. The Scheiner Complaint alleges that the members of the Midas Board breached their fiduciary duties to Midas’ stockholders by failing to take steps to maximize the value of Midas to its public stockholders, and alleges that Parent, Purchaser and J.P. Morgan aided and abetted these alleged breaches of fiduciary duty. Jacob M. Scheiner IRA also alleges in its individual capacity that the Midas 14D-9 contains material misrepresentations and omissions in violation of Section 14(e) of the Exchange Act. The suit seeks equitable relief, including an injunction of the Offer and the Merger and unspecified damages and also seeks the costs of the action, including reasonable attorneys’ and experts’ fees. Parent and Purchaser believe the allegations are without merit and intend to defend the action vigorously.

On April 12, 2012, the Court of Chancery of the State of Delaware denied the plaintiffs’ motion to expedite the Consolidated Delaware Action after determining that the plaintiffs had failed to state a colorable claim that would justify expedition.

On April 17, 2012, a DuPage County Circuit Court Judge dismissed the cases pending in DuPage County pursuant to an Illinois rule of civil procedure that allows a court to dismiss any action if there is another action pending involving the same parties and the same cause of action.

On April 18, 2012, the United States District Court for the Northern District of Illinois, Eastern Division denied a motion to expedite the action filed by Jacob M. Scheiner IRA after determining that the plaintiff had failed to state a colorable claim that would justify expedition.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(b)(1)	Term Loan Agreement, dated April 13, 2012, by and between TBC Corporation and Sumitomo Corporation of America

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEARSHIFT MERGER CORP.

By:	/s/ Brian Maciak
Name:	Brian Maciak
Title:	Vice President and Secretary
Date:	April 18, 2012

TBC CORPORATION

By:	/s/ Timothy Miller
Name:	Timothy Miller
Title:	Executive Vice President and Chief Financial Officer and Treasurer
Date:	April 18, 2012

EXHIBIT INDEX

Exhibit No.	Description

(b)(1)	Term Loan Agreement, dated April 13, 2012, by and between TBC Corporation and Sumitomo Corporation of America